Exhibit (k)(2)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 1st day of March, 2026 (the “Effective Date”), by and among Keystone Private Income Fund, a Delaware statutory trust (the "Fund"), and Keystone National Group, LLC, an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, ("Keystone").

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end, management investment company;

WHEREAS, Keystone acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated March 1, 2026 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”);

NOW, THEREFORE, in consideration of the Fund engaging Keystone pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1       Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Confidential Private Placement Memorandum as currently in effect.

2.       Keystone agrees to waive the Investment Management Fee and other fees payable to it by the Fund, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (including the Investment Management Fee, but excluding taxes, interest expense, sales charges and other brokerage commissions, other transaction related expenses, acquired fund fees and expenses, Incentive Fees, Distribution and Servicing Fees, expenses incurred in connection with any merger or reorganization and extraordinary expenses of the Fund) will not exceed 3.00% of the net assets of the Fund on an annualized basis (the “Expense Limitation”).

3.       This Agreement will have an initial term ending two (2) years from the Effective Date, and during such initial term neither Keystone nor the Fund may terminate this Agreement. This Agreement will automatically renew for consecutive one-year terms thereafter so long as Keystone or an Affiliate thereof acts as investment manager or servicing agent of the Fund.  Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4.       The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by Keystone, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by Keystone, and to repay Keystone such amounts, provided the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment.  To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of Investment Management Fee to Keystone.  To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.       If this Agreement is terminated by the Fund, the Fund agrees to repay to Keystone any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Keystone not later than (3) three years from the date on which a Waiver was made by Keystone (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment.  If this Agreement is terminated by Keystone, the Fund agrees to repay to Keystone any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Keystone not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment.

6.       This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

7.       This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

KEYSTONE PRIVATE INCOME FUND

/s/ Brad Allen
By: Brad Allen
Title: Treasurer

KEYSTONE NATIONAL GROUP, LLC

/s/ Brad Allen
By: Brad Allen
Title: Chief Financial Officer